As filed with the Securities and Exchange Commission on October 21, 2004
                             Registration No. 333-

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                     EDP - Electricidade de portugal, s.a.
   (Exact name of issuer of deposited securities as specified in its charter)

                         EDP - Electricity of Portugal
                  (Translation of issuer's name into English)

                              Republic of Portugal
           (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                        388 Greenwich Street, 14th Floor
                            New York, New York 10013
                                 (212) 816-6663
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             CT Corporation System
                         111 Eighth Avenue, 13th Floor
                            New York, New York 10011
                           Telephone: (212) 590-9200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                        --------------------------------
                                   Copies to:
      Ashar Qureshi, Esq.                       Steven R. Hayes, Esq.
      Cleary, Gottlieb, Steen & Hamilton        Citibank, N.A.
      City Place House                          388 Greenwich Street, 19th Floor
      55 Basinghall Street                      New York, New York 10013
      London EC2V 5EH                           Telephone No. (212) 816-5180
      Telephone No. 44 207 614 2226
               --------------------------------------------------
        It is proposed that this filing become effective under Rule 466:
                            (check appropriate box)
                           |X| immediately upon filing.
                           |_| on (Date) at (Time).
      If a separate registration statement has been filed to register the
                 deposited shares, check the following box. |X|

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                       Proposed       Proposed      Amount of
    Title of Each        Amount to     Maximum        Maximum      Registration
  Class of Securities       be        Aggregate      Aggregate        Fee
   to be Registered     Registered    Offering        Offering
                                      Price Per       Price**
                                        Unit*
--------------------------------------------------------------------------------
American Depositary    100,000,000     $5.00        $5,000,000.00     $633.50
Shares, evidenced by
American Depositary
Receipts, each
representing 10
ordinary shares,
nominal value 1.00
euro each, of EDP -
Electricidade de Portugal, S.A.
--------------------------------------------------------------------------------
*   Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("Receipt")
                                                  Filed Herewith as Prospectus
                                                  ------------------------------

1. Name of depositary and address             Face of Receipt - Introductory
                                              ---------------
   of its principal executive                 Paragraph and final sentence of
   office                                     Face


2. Title of American Depositary               Face of Receipt - top center and
                                              ---------------
   Receipts and identity of                   Introductory Paragraph
   deposited securities

   Terms of Deposit:

   (i)  The amount of deposited               Face of Receipt - upper right
                                              ---------------
        securities represented by             corner and Introductory Paragraph
        one American Depositary
        Share

   (ii) The procedure for voting,             Reverse of Receipt - Paragraphs 15
                                              ------------------
        if any, the deposited                 and 16
        securities

  (iii) The collection and                    Face of Receipt - Paragraphs  7,
                                              ---------------
        distribution of dividends             10, 11, 14 and 15


   (iv) The transmission of                   Reverse of Receipt - Paragraphs 5,
                                              ------------------
        notices, reports and                  11, 13, 15 and 16
        proxy soliciting material


   (v)  The sale or exercise of               Reverse of Receipt - Paragraphs 6,
                                              ------------------
        rights                                7, 9, 14 and 15

   (vi) The deposit or sale of                Reverse of Receipt - Paragraphs 7,
                                              ------------------
        securities resulting from             9, 14 and 17
        dividends, splits or plans
        of reorganization

  (vii) Amendment, extension or               Reverse of Receipt - Paragraphs 21
                                              ------------------
        termination of the deposit            and 22(no provision for extension)
        agreement

  (viii)Rights of  holders of                 Reverse of Receipt - Paragraph 13
                                              ------------------
        Receipts to inspect the
        transfer books of the
        depositary and the list
        of holders of Receipts

   (ix) Restrictions upon the                 Face of Receipt - Paragraphs 2, 3,
                                              ---------------
        right to deposit or                   and 4
        withdraw the underlying               Reverse of Receipt - Paragraphs 5,
                                              ------------------
        securities                            6 and 8

   (x)  Limitation upon the                   Reverse of Receipt - Paragraphs 18
                                              ------------------
        liability of the                      and 19
        depositary

3. Fees and charges which may be              Face of Receipt - Paragraphs 7 and
                                              ---------------
   imposed directly or indirectly             10
   against holders of Receipts

Item 2.  AVAILABLE NFORMATION                 Reverse of Receipt - Paragraph 13
                                              ------------------

EDP - Electricidade de Portugal, S.A., is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following Regional Office of the Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

                                   PROSPECTUS



        THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO Amendment no. 1 to DEPOSIT AGREEMENT FILED AS EXHIBIT (a)(1) TO THIS REGISTRATION
        STATEMENT AND is INCORPORATED HEREIN BY REFERENCE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a)(i) Amendment No. 1 to Deposit Agreement, dated as of September 8, 2000, among EDP - Electricidade de Portugal, S.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Receipts ("ADRs") issued thereunder. -- Filed herewith as Exhibit (a)(i).

               (a)(ii) Deposit Agreement, dated as of June 16, 1997, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") issued thereunder). -- Previously filed*.

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. -- None

               (d) Opinion of Steven R. Hayes, counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit
(d).

               (e) Rule 466 Certification. -- Filed herewith as Exhibit (e).

               (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on signature pages hereto.


Item 4.  UNDERTAKINGS

               a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

               b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.


------------------
* Previously filed and incorporated by reference to Exhibit (a)(ii) of Post-Effective Amendment No. 1 to Form F-6 Registration Statement No. 333-7002.

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, dated as of June 16, 1997, as amended by Amendment No. 1 to Deposit Agreement, dated as of September 8, 2000, among EDP - Electricidade de Portugal, S.A., Citibank, N.A., as depositary and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 21st day of October, 2004.

                                          Legal entity created by the Deposit
                                          Agreement for the issuance of American
                                          Depositary Receipts evidencing
                                          American Depositary Shares, each
                                          representing 10 ordinary shares,
                                          nominal value 1.00 euro per share, of
                                          EDP - Electricidade de Portugal, S.A.

                                          CITIBANK, N.A., solely in its capacity
                                          as Depositary



                                          By:      /s/ Dana R. Lowe
                                              ----------------------------------
                                          Name:     Dana R. Lowe
                                          Title:    Vice President

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Securities Act of 1933, as amended, EDP - Electricidade de Portugal, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in _______________________, on this 21st day of October, 2004.


                                          EDP - Electricidade de Portugal, S.A.

                                          By:    /s/ Joao Ramalho Talone
                                              ----------------------------------
                                               Name: Joao Ramalho Talone
                                               Title: Chief Executive Officer

                               POWER OF ATTORNEY
                               -----------------

               KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joao Ramalho Talone and Rui Miguel Horta e Costa, and each of them, as attorneys-in-fact, each with the power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments, and supplements) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities indicated below on October 21, 2004.


Name
----


       /s/ Francisco de la Fuente Sanchez
-----------------------------------------------------
Name:  Francisco de la Fuente Sanchez
Title: Chairman, Non-executive Director

       /s/ Joao Ramalho Talone
-----------------------------------------------------
Name:  Joao Ramalho Talone
Title: Chief Executive Officer, Executive Director


       /s/ Rui Miguel Horta e Costa
-----------------------------------------------------
Name:  Rui Miguel Horta e Costa
Title: Chief Financial Officer


       /s/ Jose Manual Trindade Neves Adelino
-----------------------------------------------------
Name:  Jose Manual Trindade Neves Adelino
Title: Director


       /s/ Luis Fernando de Mira Amaral
-----------------------------------------------------
Name:  Luis Fernando de Mira Amaral
Title: Director

       /s/ Jose Manuel Goncalves de Morais Cabral
-----------------------------------------------------
Name:  Jose Manuel Goncalves de Morais Cabral
Title: Director


       /s/ Luis Filipe Rolim de Azevedo Coutinho
-----------------------------------------------------
Name:  Luis Filipe Rolim de Azevedo Coutinho
Title: Director


       /s/ Jorge Manuel Oliveira Godinho
-----------------------------------------------------
Name:  Jorge Manuel Oliveira Godinho
Title: Director


       /s/ Antonio Afonso de Pinto Galvao Lucas
-----------------------------------------------------
Name:  Antonio Afonso de Pinto Galvao Lucas
Title: Director


       /s/ Arnaldo Pedro Figueiroa Navarro Machado
-----------------------------------------------------
Name:  Arnaldo Pedro Figueiroa Navarro Machado
Title: Director


       /s/ Vitor Angelo Mendes da Costa Martins
-----------------------------------------------------
Name:  Vitor Angelo Mendes da Costa Martins
Title: Director


       /s/ Pedro Manuel Bastos Mendes Rezende
-----------------------------------------------------
Name:  Pedro Manuel Bastos Mendes Rezende
Title: Director


       /s/ Paulo de Azevedo Pereira da Silva
-----------------------------------------------------
Name:  Paulo de Azevedo Pereira da Silva
Title: Director

                     Signature of Authorized Representative

               Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of EDP - Electricidade de Portugal, S.A. in the United States, has signed this registration statement or amendment in the City of Newark, Delaware, on October 21, 2004.


                                          By:   /s/ Donald J. Puglisi
                                              ----------------------------------
                                                Donald J. Puglisi

                               Index to Exhibits
                               -----------------

                                                       Sequentially
 Exhibit                 Document                      Numbered Page


 (a)(i)               Amendment No. 1 to Deposit
                      Agreement, dated as of
                      September 8, 2000

 (d)                  Opinion of Steven R. Hayes,
                      counsel for the depositary,
                      as to the legality of the
                      securities to be registered

 (e)                  Certification under Rule 466

   (a) Amendment No. 1 to the Deposit Agreement dated as of September 8, 2000

--------------------------------------------------------------------------------

                              EDP-ELECTRICIDADE DE
                                PORTUGAL, S.A.,


                                CITIBANK, N.A.,
                                 As Depositary


                                      AND


                   HOLDERS AND BENEFICIAL OWNERS OF AMERICAN
                              DEPOSITARY RECEIPTS


                        --------------------------------
                                Amendment No. 1


                                       to


                               Deposit Agreement




                         Dated as of September 8, 2000





--------------------------------------------------------------------------------

                      AMENDMENT NO. 1 TO DEPOSIT AGREEMENT

         AMENDMENT NO. 1 TO DEPOSIT AGREEMENT, is made as of September 8, 2000 (the "Amendment"), among EDP-ELECTRICIDADE DE PORTUGAL, S.A., a corporation organized under the laws of the Republic of Portugal (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America ("the Depositary"), and all Holders and Beneficial Owners of American Depositary Receipts issued under the Deposit Agreement.

                          W I T N E S S E  T H T H A T
                          ----------------------------

         WHEREAS, the parties hereto entered into that certain Deposit Agreement, dated as of June 16, 1997 (the "Deposit Agreement"), for the creation of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") representing the Shares (as defined in the Deposit Agreement) so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

         WHEREAS, the Company has changed the nominal value of the Shares from PTE 1,000 each to 5 Euros each, and as of July 20, 2000 further changed the nominal value of its Shares from 5 Euros each to nominal value 1 Euro each, and desires to amend the Deposit Agreement to reflect such changes;

         WHEREAS, the Company has changed the ratio of the Shares to ADSs (as set forth in Section 1.02 of the Deposit Agreement) from (i) two (2) Shares to one (1) ADS to (ii) ten (10) Shares to one (1) ADS, and desires to amend the Deposit Agreement to reflect such change; and,

         WHEREAS, pursuant to Section 6.01 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement and the form of ADR annexed thereto as Exhibit A for the purposes set forth herein;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:

                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

         SECTION 1.01.  Definitions.    Unless otherwise defined in this
                        -----------
Amendment, all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.


                                   ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT
                        -------------------------------

         SECTION 2.01.  Deposit Agreement.  All references in the Deposit
                        -----------------
Agreement to the terms "Deposit Agreement" shall, as of the Effective Date (as herein defined), refer to the Deposit Agreement, dated as of June 16, 1997, and as amended by this Amendment.

         SECTION 2.02.  Change of Nominal Value. All references made in the
                        -----------------------
Deposit Agreement to ordinary shares, in registered form, PTE 1,000 each, of the Company, shall, as of the Effective Date (as defined in Section 5.01), refer to ordinary shares, in registered form, nominal value 1 Euro each, of the Company.

         SECTION 2.03.  Change of Ratio. All references made in the Deposit
                        ---------------
Agreement to each American Depositary Share representing two (2) Shares shall, as of the Effective Date (as defined herein) refer to each American Depositary Share representing ten (10) Shares.


                                  ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------

         SECTION 3.01.  Change of the Nominal Value. All references to ordinary
                        ---------------------------
shares, nominal value PTE 1,000 each, of the Company, made in the ADRs issued and outstanding as of the Effective Date shall refer to ordinary shares, in registered form, nominal value 1 Euro each, of the Company.

         SECTION 3.02.  Change of Ratio. All references to each American
                        ---------------
Depositary Share representing two (2) Shares made in the ADRs issued and outstanding as of the Effective Date shall refer to each American Depositary Share representing ten (10) Shares.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

         Section 4.01.  Representations and Warranties. The Company represents
                        ------------------------------
and warrants to, and agrees with, the Depositary and the Holders, that:

         (a) This Amendment, when executed and delivered by the Company, and the Deposit Agreement and all other documentation executed and delivered by the Company in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and,

         (b) This Amendment, when executed and delivered by the Depositary, and the Deposit Agreement and all other documentation executed and delivered by the Depositary in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Depositary, and constitute the legal, valid and binding obligations of the Depositary, enforceable against the Depositary in accordance with their respective terms; and,

         (c) In order to ensure the legality, validity, enforceability or admissibility into evidence of this Amendment or the Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder in Portugal, neither of such agreements need to be filed or recorded with any court or other authority in Portugal, nor does any stamp or similar tax need to be paid in Portugal on or in respect of such agreements; and,

         (d) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.


                                   ARTICLE V

                                 MISCELLANEOUS
                                 -------------

         SECTION 5.01.  Effective Date.  This Amendment is dated as of the date
                        --------------
set forth above and shall be effective as of such date (the "Effective Date").

         SECTION 5.02.  New ADRs. From and after the Effective Date, the
                        --------
Depositary shall arrange to have new ADRs printed or amended that reflect the changes to the form of ADR effected by this Amendment. All ADRs issued hereunder after the Effective Date, once such new ADRs are available, whether upon the deposit of Shares or other Deposited Securities or upon the transfer, combination or split-up of existing ADRs, shall be substantially in the form of the specimen ADR attached as Exhibit A hereto. However, ADRs issued prior or
                             ---------
subsequent to the date hereof, which do not reflect the changes to the form of ADR effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

         SECTION 5.03.  Notice of Amendment to Holders. The Depositary is hereby
                        ------------------------------
directed to send notices informing the Holders (i) of the terms of this Amendment, (ii) of the Effective Date of this Amendment and (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

         SECTION 5.04.  Indemnification. The Company agrees to indemnify and
                        ---------------
hold harmless the Depositary (and any and all of its directors, employees and officers) for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein, except to the extent such liability is due to negligence or bad faith of the Depositary or its directors, employees or officers.

         SECTION 5.05. Ratification. Except as expressly amended hereby, the terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.


         IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.


                        EDP-ELECTRICIDADE DE PORTUGAL, S.A.,


                        By:    /s/ Rui Horta e Costa
                              ------------------------


                        Name:    Rui Horta e Costa
                              ------------------------
                        Title:   (Administrador)
                              ------------------------



                        By:      /s/ A. Pita de Abreu
                             -------------------------


                        Name:    A. Pita de Abreu
                             -------------------------
                        Title:   (Administrador)
                             -------------------------



                        CITIBANK, N.A., as Depositary


                        By:      /s/ Brian Teitelbaum
                             -------------------------

                        Name:    Brian Teitelbaum
                             -------------------------
                        Title:   Vice President
                             -------------------------

                                                           Rule 424(b)(3) Filing
                                                      American Depositary Shares
                                    (Each American Depositary Share representing
               ten (10) fully paid ordinary shares nominal value Euro 1.00 each)
                                                                 CUSIP 268353109


                                   EXHIBIT A


                           [FORM OF FACE OF RECEIPT]


                                     NUMBER


                          AMERICAN DEPOSITARY RECEIPT

                                      FOR

                           AMERICAN DEPOSITARY SHARES

                                  representing

                           DEPOSITED ORDINARY SHARES

                                       of

                         EDP-Energias de Portugal, S.A.
      (A corporation organized under the laws of the Republic of Portugal
                        -Company Number ______________)


         CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (herein called the "Depositary"), hereby certifies that _________________________ is the owner of _____ American Depositary Shares, each representing deposited ordinary shares, nominal value Euro 1.00 each, including evidence of the right to be registered as the owner of ordinary shares (the "Shares") of EDP-Energias de Portugal, S.A., a corporation organized under the laws of the Republic of Portugal (the "Company"). As of the date of the Deposit Agreement (hereinafter referred to), each American Depositary Share represents ten (10) Shares deposited under the Deposit Agreement with the Custodian which at the date of execution of the Deposit Agreement is Citibank Portugal S.A. (the "Custodian"). The ratio of Depositary Shares to shares of stock is subject to subsequent amendment as provided in Article IV of the Deposit Agreement. The Depositary's principal executive office is located at 388 Greenwich Street, New York, New York 10013, U.S.A.

        (1) The Deposit Agreement. This American Depositary Receipt is one of an
            ---------------------
issue of American Depositary Receipts ("Receipts"), executed and delivered pursuant to the Deposit Agreement, dated as of June 16, 1997 (as amended from time to time, the "Deposit Agreement"), by and among the Company, the Depositary and all Holders and Beneficial Owners of Receipts from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights and obligations of Holders and Beneficial Owners and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash, collectively, "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and the Custodian.

        The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and the Articles of Association of the Company and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities.

        (2) Surrender of Receipts and Withdrawal of Deposited Securities. Upon
            ------------------------------------------------------------
surrender, at the Principal Office of the Depositary, of this Receipt and upon payment of (i) the charges of the Depositary for the making of withdrawals and cancellation of Receipts (as set forth in Article (10) hereof and Section 5.09 and Exhibit B of the Deposit Agreement) and (ii) all applicable taxes and governmental charges payable in connection with such surrender and withdrawal, and, subject to the terms and conditions of the Deposit Agreement, the Company's Articles of Association, Article (23) of this Receipt and the provisions of or governing the Deposited Securities and other applicable laws, the Holder hereof is entitled in the name of the Holder, or in a name specified by the Holder, to register with the Share Registrar the Shares underlying such Receipts, and will be entitled to the delivery to the Holder or upon such Holder's order, of the amount of Deposited Securities at the time represented by the American Depositary Shares evidenced by this Receipt. Subject to the last sentence of this paragraph, such Deposited Securities may be delivered in registered form or by electronic delivery. Such Deposited Securities may be delivered by (a) electronic delivery of such Deposited Securities to such Holder or as ordered by such Holder through an account with an institution recognized by the Share Registrar or delivery by other means approved by the Company in accordance with Portuguese law and (b) delivery of any other securities, property and cash to which such Holder is then entitled in respect of this Receipt.

         A Receipt surrendered for such purposes shall if so required by the Depositary be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered electronically to or upon the written order of a person or persons designated in such order through an account with an institution recognized by the Share Registrar, or delivery by other means approved by the Company in accordance with Portuguese law. Thereupon, the Depositary shall direct the Custodian to deliver, subject to Sections 2.06, 3.01, 3.02, 5.09 and to the other terms and conditions of the Deposit Agreement and Articles of Association, and to the provisions of or governing the Deposited Securities and other applicable laws, now or hereafter in effect, evidence of the electronic transfer of the Deposited Securities represented by such Receipt except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

         The Depositary shall not accept for surrender a Receipt evidencing American Depositary Shares representing less than one Share. In the case of surrender of a Receipt evidencing a number of American Depositary Shares representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be recorded in the name of the Holder surrendering such Receipt, and shall deliver to the person surrendering such Receipt the net cash proceeds from the sale by the Depositary of any remaining fractional share.

        (3) Transfers, Split-Ups and Combinations of Receipts. Subject to the
            -------------------------------------------------
limitations set forth herein and in the Deposit Agreement, the transfer of this Receipt is registrable on the books of the Depositary at its Principal Office by the Holder hereof in person or by duly authorized attorney, upon surrender of this Receipt at any of the Depositary's designated transfer offices, properly endorsed for transfer or accompanied by a proper instrument or instruments of transfer (including any certifications that the Depositary or the Company may require in order to comply with applicable laws, signature guarantees in accordance with standard industry practice and the accurate completion of any endorsements appearing on this Receipt) and (i) duly stamped as may be required by the laws of the State of New York and the United States of America, and (ii) accompanied by funds sufficient to pay any applicable stamp, transfer or other applicable taxes, duties and the charges set forth in Article (10) hereof, and upon compliance with such regulations, if any, as the Depositary may establish for such purpose, subject to Article (23) of this Receipt. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt for any authorized number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.

        (4) Pre-Conditions to Registration, Transfer, Etc. As a condition
            ---------------------------------------------
precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, and subject to Article 23 of this Receipt, the Depositary, the Custodian or the Share Registrar may require (i) payment from the presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any share transfer or registration fee with respect thereto (including any such tax, duty, charge, fee and expense with respect to Shares being deposited or Deposited Securities being withdrawn) and payment of any applicable fees payable by Holders as provided in this Receipt, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or other matters, subject to Article (23) of this Receipt, and (iii) compliance with (a) any applicable laws or governmental regulations relating to American Depositary Receipts or to the withdrawal of Deposited Securities and
(b) such reasonable regulations, if any, as the Depositary and the Company may establish consistent with the provisions of the Deposit Agreement.

        After consultation with the Company, the delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of Receipts generally may be suspended or the surrender of outstanding Receipts for the purpose of withdrawal of Deposited Securities may be suspended, during any period when the transfer books of the Company, the Depositary or the Share Registrar are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company in good faith at any time or from time to time, because of any requirement of law, any government or governmental body or commission or any securities exchange on which the Receipts or Shares are listed, or under any provision of the Deposit Agreement or provisions of or governing Deposited Securities, or any meeting of shareholders of the Company or for any other reason, subject in all cases to Article (23) hereof. Notwithstanding any other provision of the Deposit Agreement, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended except as required in General Instructions IA(l) to Form F-6 (as such instructions may be amended from time to time) under the Securities Act of 1933 in connection with (i) temporary delays caused by closing the transfer books of the Depositary, the Company or the Share Registrar or relating to the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not, and it shall instruct the Custodian not to, knowingly accept for deposit under the Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares or her Deposited Securities or any Shares or Deposited Securities the deposit of which would violate any provisions of the Company's Articles of Association.

Dated:                                                  CITIBANK, N.A.,
                                                        as Depositary

Countersigned


By:  ____________________                               By: ____________________
     Authorized Officer                                      Vice President

                  The address of the Principal Office of the Depositary is 388 Greenwich Street, New York, New York 10013, U.S.A.

                          [FORM OF REVERSE OF RECEIPT]

                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT

        (5) Compliance With Information Requests. Notwithstanding any other
            ------------------------------------
provision of the Deposit Agreement, the Company may from time to time request Holders or former Holders to provide information as to the capacity in which they hold or held Receipts and regarding the identity of any other persons then or previously interested in such Receipts and the nature of such interest and various other matters. Each Holder agrees to provide any such information reasonably requested by the Company or the Depositary pursuant to this Section, whether or not they are Holders at the time of such request. The Depositary agrees to use reasonable efforts to comply with written instructions received from the Company requesting the Depositary to forward any such requests to the Holders and to forward to the Company any such responses to such requests received by the Depositary.

        (6) Ownership Restrictions. The Company may restrict transfers of the
            ----------------------
Shares where such transfer might result in ownership of Shares exceeding limits under applicable law or the Articles of Association of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of Shares represented by the American Depositary Shares owned by a single Holder to exceed the limits under any applicable law. The Company may, in its sole discretion, instruct the Depositary to take action with respect to the ownership interest of any Holder in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of a Holder of the Shares represented by the American Depositary Shares held by such Holder in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Articles of Association of the Company.

        (7) Liability of Holder for Taxes, Duties and Other Charges. If any tax
            -------------------------------------------------------
or other governmental charge shall become payable by the Depositary with respect to any Receipt or any Deposited Securities represented by the American Depositary Shares evidenced hereby, such tax or other governmental charge shall be payable by the Holder hereof to the Depositary. The Depositary may refuse to effect any registration of transfer of all or part of this Receipt or any withdrawal of Deposited Securities represented by the American Depositary Shares evidenced hereby until such payment is made, and the Company and the Depositary may withhold or deduct from any dividends or other distributions, or may sell for the account of the Holder hereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, with the Holder hereof remaining liable for any deficiency. The Holder shall indemnify the Depositary, the Company, the Custodian and any of their respective directors, employees, agents, and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of tax, reduced rate of withholding at source or other tax benefit obtained for such Holder pursuant to Section 4.15 of the Deposit Agreement.

        (8) Representations and Warranties of Depositors. Every person
            --------------------------------------------
depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares are validly issued and outstanding, fully paid and non-assessable, that any preemptive rights have been validly waived or exercised and that the person making such deposit is duly authorized to do so. Each such person shall be deemed to acknowledge complete responsibility for the report of any false information relating to foreign exchange transactions to the Depositary, the Custodian or any governmental authority in Portugal in connection with the issuance of Receipts and the deposit, transfer, surrender or withdrawal of Shares or Receipts. Every such person shall be deemed to represent that the deposit of Shares or sale of Receipts by that person is not restricted, and such Shares do not constitute Restricted Securities, under the Securities Act of 1933. Such representations and warranties shall survive any such deposit, transfer, surrender and withdrawal of Shares and Receipts. If any such representations or warranties are false in any way, the Company and the Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions reasonably necessary to correct the consequences thereof.

        (9) Filing Proofs, Certificates and Other Information. Any person
            -------------------------------------------------
presenting Shares for deposit or any Holder may, in addition to the requirements of Articles (4) and (5) hereof, be required from time to time (i) to file with the Depositary or a Custodian such proof of citizenship or residence, taxpayer status, exchange control approval, payment of all applicable taxes or other governmental charges, the identity of any person legally or beneficially interested in the Receipt and the nature of such interest, (ii) provide such information relating to the registration on the books of the Company or the Share Registrar of the Shares presented for deposit, (iii) establish compliance with all applicable laws, rules and regulations of or governing the Deposited Securities and the terms of the Deposit Agreement, and (iv) execute and deliver to the Depositary or a Custodian such certificates and to make such representations and warranties as the Depositary or the Company may deem necessary or proper or as the Company reasonably may require by written request to the Depositary and the Custodian. Subject to Article (23) hereof and the terms of the Deposit Agreement, the Depositary may withhold the delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof, or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are delivered or such representations and warranties made.

        (10) Charges of Depositary. The Depositary shall charge any party to
             ---------------------
whom Receipts are issued (including, without limitation, deposit or issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock for the Shares or Deposited Securities, or a distribution of Receipts pursuant to Section 4.03 or 4.11 of the Deposit Agreement), or who surrenders Receipts, a fee of U.S. $5.00 or less, and a fee of U.S. $5.00 or less, in each case, per 100 American Depositary Shares (or portion thereof) for the issuance or surrender, respectively, of a Receipt. In addition, Holders will pay the fees of the Depositary for making a deposit, the execution and delivery of Receipts, making a withdrawal, the surrender of Receipts and the making of any distribution pursuant to the Deposit Agreement, all stamp, transfer and other applicable taxes and other governmental charges, registration fees, cable, telex and facsimile transmission and delivery expenses, and customary and other expenses incurred by the Depositary in connection with its obligations and duties under the Deposit Agreement, as set forth in Exhibit B thereof. Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company after consultation and agreement between the Depositary and the Company concerning the nature and amount of such charges and expenses. All fees and charges may at any time and from time to time be changed by agreement between the Company and the Depositary. The charges and expenses of the

Custodian, nominee or any other agent of the Depositary are for the sole account of the Depositary. The provisions in respect of these charges may be changed in the manner indicated in Article (21) of this Receipt.

        (11) Title to Receipts. It is a condition of this Receipt, and every
             -----------------
successive Holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt (and to each American Depositary Share evidenced hereby), when such Receipt is properly endorsed or accompanied by a proper instrument or instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Company and the Depositary, notwithstanding any notice to the contrary, may deem and treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to any distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement and for all other purposes, and neither the Depositary nor the Company shall have any obligations or be subject to any liability hereunder or under the Deposit Agreement to any holder of a Receipt unless such holder is a Holder thereof.

        (12) Validity of Receipt. This Receipt shall not be entitled to any
             -------------------
benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt has been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; provided, however, that such signature may be a facsimile if a Registrar has been appointed and this Receipt has been countersigned by the manual signature of a duly authorized officer of the Registrar; and provided, further, that, only with respect to the Receipts originally issued, the signatures of both the Depositary and the Registrar may be facsimiles.

        (13) Reports; Inspection of Transfer Books. The Company will be subject
             -------------------------------------
to the periodic reporting requirements of the Exchange Act as the same apply to foreign private issuers, and accordingly, will file certain reports with the Commission required under such Act. Such reports will be available for inspection and copying at the public reference facilities maintained by the Commission located at the date hereof at 450 Fifth Street N.W., Washington, D.C. 20549.

        The Depositary will make available for inspection by Holders at its Principal Office and at the office of each Custodian, copies of the Deposit Agreement, any notices, reports or communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary, a Custodian, or the nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. In accordance with the Securities Exchange Act of 1934, as amended, such reports and communications shall be in English. The Depositary will also send to Holders copies of such reports when furnished by the Company pursuant to Section 5.06 of the Deposit Agreement.

        The Registrar will keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by Holders, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.

        Subject to Article (23) hereof, the Registrar may close the transfer books (with notice to the Company if other than in the ordinary course of business), at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder or at the reasonable written request of the Company.

        (14) Dividends and Distributions in Cash, Shares, etc. Whenever the
             ------------------------------------------------
Depositary or any Custodian receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a Foreign Currency can in the judgment of the Depositary, pursuant to Section 4.08 of the Deposit Agreement, be converted on a practicable basis, by sale or any other manner that it may determine in accordance with applicable law, into Dollars transferable to the United States, and subject to the Deposit Agreement, promptly convert or cause to be converted such dividend or distribution into Dollars and will distribute promptly the amount thus received (net of fees of, and expenses incurred by, the Depositary) to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively without liability for interest thereon. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one Cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. Pursuant to Articles (4) and (7) hereof, if the Company or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the American Depositary Shares representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded to the relevant governmental authority by the person holding the withheld amounts.

        If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of Shares, the Company shall deposit or cause such Shares to be deposited with and registered with the Share Registrar in the name of the Custodian and thereupon the Depositary may, with the Company's approval and shall, if the Company so requests, subject to Section 5.07 of the Deposit Agreement, either (i) distribute to the Holders entitled thereto, as of the record date fixed pursuant to Section 4.09 of the Deposit Agreement, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for American Depositary Shares, which represent in aggregate the number of Shares received as such dividend or free distribution, subject to the terms of this Deposit Agreement, including, without limitation, Sections 2.02, 2.03, 5.07 and 5.09 of the Deposit Agreement; in lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section
4.02 of the Deposit Agreement, or (ii) if additional Receipts are not so distributed (except pursuant to (i) above), each American Depositary Share shall thenceforth also represent pro rata the additional Shares distributed upon the Deposited Securities represented thereby. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if after the Company, in the fulfillment of its obligations under Section 5.07 of the Deposit Agreement, has furnished an opinion of U.S. counsel determining that Shares must be registered under the Securities Act or other laws in order to be distributed to Holders, or if the Company does not provide a satisfactory opinion as provided in Section 5.07, the Depositary may adopt such method as the Depositary may deem equitable and practicable (after consultation with the Company) for the purpose of effecting such distribution, including the disposal of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges, or effect the distribution of unregistered Shares, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.

        In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary will, after consultation with the Company, either (a) make such rights available to the Holders, (b) dispose of such rights for the benefit of the Holders and make the net proceeds available in Dollars to the Holders or (c) allow such rights to lapse in the event such rights may not be made available to the Holders or may not be disposed of for the benefit of the Holders; provided, however, that the Depositary will, if requested by the Company in writing, take action as follows:

(a) if at the time of the offering of any rights, the Depositary in its discretion, after the Company has obtained opinion(s) of counsel reasonably satisfactory to the Depositary, that it is lawful and feasible to make such rights available to all or certain Holders but not to others, by means of warrants or otherwise, the Depositary will distribute warrants or other instruments therefor in such form as it may determine, to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, or employ such other method as it may deem feasible after the Company has obtained opinion(s) of counsel reasonably satisfactory to the Depositary in order to facilitate the exercise, sale or transfer of rights or the securities obtainable upon the exercise of such rights, by such Holders; or

(b) if at the time of the offering of any rights, the Depositary determines after the Company has obtained opinion(s) of counsel reasonably satisfactory to the Depositary, that it is not lawful or not feasible to make such rights available to certain Holders by means of warrants or otherwise, or if the rights represented by such rights, warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary shall use its reasonable efforts to sell the rights, warrants or other instruments at public or private sale, in a riskless principal capacity, at such place or places and upon such terms as it may deem proper, and allocate the proceeds of such sales for the account of the Holders otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise, and distribute such net proceeds so allocated to the extent practicable as in the case of a distribution of cash pursuant to
Section 4.02 of the Deposit Agreement. Neither the Company nor the Depositary shall be responsible for (i) any failure of the Depositary to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder or Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such rights, warrants or other instruments.

        If the Depositary does not receive such written request from the Company, the Depositary shall, after consultation with the Company, and after obtaining opinion(s) of counsel reasonably satisfactory to the Depositary, have discretion as to the procedure to be followed (i) in making such rights available to the Holders, or (ii) in disposing of such rights on behalf of such Holders and distributing the net proceeds available in dollars to such Holders as in the case of a distribution of cash pursuant to Section 4.02 of the Deposit Agreement, or (iii) in allowing such rights to lapse in the event such rights may not be made available to Holders or be disposed of and the net proceeds thereof made available to Holders.

        Notwithstanding anything to the contrary in this Article (14), if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not offer such rights to the Holders (i) unless and until a registration statement under the Securities Act covering such offering is in effect, or (ii) unless the Company furnishes the Depositary opinion(s) of counsel for the Company in the United States and counsel to the Company in any other applicable country in which rights would be distributed, satisfactory to the Depositary or other evidence satisfactory to the Depositary to the effect that the offering and sale of such securities to the Holders of such Receipts are exempt from or do not require registration under the provisions of the Securities Act or any other applicable laws, provided, however, that nothing in this Deposit Agreement shall create, or be construed to create, any obligation on the part of the Company to file a registration statement or to endeavor to have such a registration statement declared effective.

        Whenever the Custodian shall receive any distribution other than cash, Shares or rights in respect of any Deposited Securities, the Depositary shall, after consultation with the Company, and after the Company has obtained opinion(s) of counsel reasonably satisfactory to the Depositary that the proposed distribution does not violate any applicable laws or regulations, cause the securities or property so received to be distributed to the Holders entitled thereto, as of a record date fixed pursuant to Section 4.09 of the Deposit Agreement, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charge; provided, however, that, if in the opinion of the Depositary or its counsel, it cannot cause such securities or property to be distributed or such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including without limitation any requirement (i) that the Company, the Depositary or the Custodian withhold an amount on account of taxes or other governmental charges or (ii) that under applicable securities or exchange control regulations or law such securities must be registered under the Securities Act or other law in order to be distributed to Holders), the Depositary deems such distribution not to be feasible, the Depositary shall after consultation with the Company to the extent practicable, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution and may rely on such advice, which method may include, but not be limited to, the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the distribution of the net proceeds of any such sale (net of taxes, fees and expenses of the Depositary set forth in Section 5.09 or in Exhibit B of the Deposit Agreement) by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash, provided that any unsold balance of such securities or property shall be distributed by the Depositary to the Holders entitled thereto, if such distribution is feasible without withholding for or an account of any taxes or other governmental charges and without registration under the Securities Act, in accordance with such equitable and practicable method as the Depositary may have adopted.

        Pursuant to Articles (4) and (7) hereof, if the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax, duty or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the

Depositary deems necessary and practicable to pay any such taxes, duties or governmental charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes, duties or governmental charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and shall distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.

        The Custodian, the Depositary or the Company or its agents shall use reasonable efforts to make and maintain arrangements enabling Holders who are citizens or residents of the United States to receive any rebates, tax and/or duty credits or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the American Depositary Shares to which they are entitled, and they may file any such reports necessary to obtain benefits under applicable tax treaties for the Holders.

        (15) Fixing of Record Date. Whenever the Depositary shall receive notice
             ---------------------
of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash, or any rights to be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall, after consultation with the Company, fix a record date as close as practicable to the record date fixed by the Company in respect of the Shares for the determination of the Holders of Receipts who shall be entitled to receive such dividend, distribution rights or the net proceeds of the sale thereof, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each American Depositary Share. Subject to the provisions of Sections 4.02 through 4.08 of the Deposit Agreement and to the other terms and conditions of this Receipt and the Deposit Agreement, the Holders of Receipts at the close of business on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively, or to give such voting instructions, to receive such notice or solicitation, or otherwise take action.

        (16) Voting of Deposited Securities. As soon as practicable after
             ------------------------------
receipt of notice of any meeting at which the holders of Shares are entitled to vote or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary will, to the extent permitted by law, (and provided such written notice is received by the Depositary at least 30 days prior to the date of such meeting) mail or cause to be mailed a notice containing (i) such information as is provided to the Depositary by the Company,
(ii) a statement in English, in a form provided by the Company, that the Holders of record at the close of business on a specified record date will be entitled, subject to the terms of the Deposit Agreement, any applicable provisions of Portuguese law, the Articles of Association of the Company and the provisions of or governing Deposited Securities (which provisions, if any, shall have been summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Deposited Securities represented by their respective ADSs and (iii) a statement addressing the manner in which such instructions may be given, including an indication that instructions may be given (or may be deemed to have been given in accordance with the next paragraph if no instructions are received prior to the deadline set for such purposes) to the Depositary to give a discretionary proxy to a person designated by the Company. In the event notice of the meeting and the request of the Company are not received by the Depositary at least 30 days prior to the meeting, the Depositary shall be under an obligation to notify the Holders and shall be under no obligation to vote or cause to be voted the Deposited Securities. A Holder of ADRs will only be entitled to exercise the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by its respective ADSs. Holders on the close of business on the record date specified by the Depositary shall be entitled, subject to any applicable provisions of law and the Company's Articles of Association, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by their respective ADSs. The Depositary shall endeavor, insofar as practicable to vote or cause to be voted the Shares so represented in accordance with any written instructions of such Holder, including by aggregating, insofar as practicable, in blocks of 100 ADSs of various Holders who have instructed the Depositary in identical manner as to the exercise of rights with respect to any matter to be voted upon.

        Neither the Custodian nor the Depositary shall vote the Shares or other Deposited Securities represented by the ADSs other than in accordance with instructions from the Holder and as described in the following paragraph. If the Depositary does not receive instructions from a Holder on or before the record date specified by the Depositary, under certain circumstances such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to the person designated by the Company to vote the Shares or other Deposited Securities.

        Pursuant to the Company's Articles of Association, with the exception of Portugal, PARTEST - Participacoes do Estado, S.G.P.S., S.A., (the "Selling Shareholder") or an entity equivalent to the Selling Shareholder, no person may exercise more than 5% of outstanding voting rights of the Company. Pursuant to Portuguese law, no person may acquire more than 10% of the Shares (either directly or in the form of ADSs) without the prior approval of the Ministry of Finance. Holders of ADSs will be treated as holders of the Shares represented by the ADSs for the purposes of determining the applicability of the foregoing limitations.

        (17) Changes Affecting Deposited Securities. Upon any change in nominal
             --------------------------------------
or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the Receipts shall, subject to the provisions of the Deposit Agreement and applicable law, evidence American Depositary Shares representing the right to receive such additional securities. Alternatively, the Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and receipt of an opinion of counsel to the Company satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited shares, with necessary modifications to the form of Receipt contained in this Exhibit A to the Deposit Agreement, specifically describing such new Deposited Securities or corporate change. The Company agrees to, jointly with the Depositary, amend the Registration Statement on Form F-6 as filed with the Commission to permit the issuance of such new Receipts. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, and with the Company's approval, shall if the Company requests, subject to receipt of an opinion of Company's counsel satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and shall allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.02 of the Deposit Agreement. Neither the Company nor the Depositary shall not be responsible for
(i) any failure by the Depositary to determine that it may be lawful or feasible to make such securities available to Holders in general or any Holder or Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

        (18) Indemnification. The Company agrees to indemnify the Depositary,
             ---------------
the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) that may arise (a) out of or in connection with any offer, issuance, sale, resale, transfer, deposit or withdrawal of Receipts, American Depositary Shares, the Shares or other Deposited Securities by the Company or any Affiliate of the Company or any offering circular or registration statement under the Securities Act (whether or not declared effective) in respect thereof, except to the extent such loss, liability, tax, charge or expense (including reasonable fees and expenses of counsel) arises out of information (or omissions from such information) relating to the Depositary, furnished to the Company by the Depositary for use in any offering documents in respect thereof or (b) out of acts performed or omitted, in connection with the Deposit Agreement and the Receipts including but not limited to any delivery by the Depositary on behalf of the Company of information regarding the Company, in connection with the Deposit Agreement, the Receipts, the American Depositary Shares, the Shares or any Deposited Securities, as the same may be amended, modified or supplemented from time to time, in any such case (i) by the Depositary, the Custodian or any of their respective directors, employees, agents and Affiliates, except to the extent such loss, liability, tax, charge or expense is due to negligence or bad faith of any of them, or (ii) by the Company or any of its directors, employees, agents and Affiliates.

        The indemnities contained in the preceding paragraph shall not extend to any liability or expense which may arise out of any Pre-Release Transaction (as defined in Article (24) hereof and Section 5.10 of the Deposit Agreement) other than a Pre-Release Transaction entered into at the request of the Company.

        The Depositary agrees to indemnify the Company and its directors, employees, agents and Affiliates and hold each of them harmless from any loss, liability, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) which may arise out of acts performed or omitted by the Depositary in any such case or any of its directors, employees or Affiliates, including, but not limited to, any delivery by the Company on behalf of the Depositary of information regarding the Depositary in connection with the Deposit Agreement, the Receipts, the American Depositary Shares, the Shares or any Deposited Securities, as the same may be amended, modified, or supplemented from time to time, due to the negligence or bad faith of the Depositary, and of any of its directors, employees, agents or Affiliates.

        The obligations set forth in this Article (18) shall survive the termination of the Deposit Agreement and the succession or substitution of any party hereto.

        Any person seeking indemnification hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights otherwise than under this Article (18) and Section
5.08 of the Deposit Agreement) and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim, which defense shall be reasonable in the circumstances. No indemnified person shall compromise or settle any action or claim without the consent of the indemnifying person, which consent shall not be unreasonably withheld.

        (19) Liability of the Company and the Depositary. Neither the Depositary
             -------------------------------------------
nor the Company nor any of their respective controlling persons, directors, employees, agents or affiliates shall incur any liability to any Holder or other person if, by reason of any present or future law, the Articles of Association of the Company, the provisions of any Deposited Security, act of God, war or other circumstance beyond its control or by reason of any provision of any securities issued by the Company, or any offering or distribution thereof, the Depositary, its controlling persons or its agents or the Company, its controlling persons or its agents shall be prevented, delayed or forbidden from doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or obligated to do or perform any act which obligation is inconsistent with the obligations of the Deposit Agreement. Each of the Depositary, its controlling persons and its agents, the Company, its controlling persons and its agents assumes no obligation and shall be subject to no liability under the Deposit Agreement or this Receipt to Holders or other persons, except to perform such obligations as are specifically set forth and undertaken by it to perform in the Deposit Agreement without negligence or bad faith and using its reasonable judgment. The Depositary and the Company undertake to perform such duties and only such duties as are specifically set forth in the Deposit Agreement, and no implied covenants or obligations will be read into the Deposit Agreement against the Depositary or the Company or their respective agents. None of the Depositary, its controlling persons or its agents nor the Company its controlling persons or its agents will be (a) under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this Receipt that in its opinion may involve it in expense or liability, unless indemnity satisfactory to it in its sole discretion against all expense and liability be furnished as often as may be required or
(b) liable for any action or inaction by it or them in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder or any other person believed by it or them in good faith to be competent to give such advice or information. The Depositary, its controlling persons and its agents and the Company, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them in good faith to be genuine and to have been signed or presented by the proper party or parties. Subject to the provisions of this paragraph (19), the Depositary and its agents will not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts.

        (20) Resignation and Removal of the Depositary; Appointment of Successor
             -------------------------------------------------------------------
Depositary. The Depositary may at any time resign as Depositary under the
----------
Deposit Agreement by written notice of its election so to do delivered to the Company, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Company, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal which notice shall be effective on the earlier of
(i) the 60th day after delivery thereof to the Depositary, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor, but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders.

        Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

        (21) Amendment, Supplement. The form of the Receipts in respect of the
             ---------------------
Shares and any provisions of the Deposit Agreement may at any time and from time to time be amended or supplemented by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the consent of the Holders. Any amendment or supplement which shall impose or increase any fees or charges (other than taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 90 days after notice of such amendment or supplement shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the American Depositary Shares to be registered on Form F-6 under the Securities Act or (b) the American Depositary Shares or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended or supplemented thereby. In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the Receipt at any time in accordance with such changed rules. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance.

        (22) Termination. The Depositary shall, at any time at the written
             -----------
direction of the Company, terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in Article (20) hereof and Section 5.04 of the Deposit Agreement, the Depositary may terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of the Deposit Agreement, the Holder will, upon surrender of such Receipt at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of Receipts referred to in Article (2) hereof and Section 2.05 of the Deposit Agreement and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in Section 2.05 of the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of the Deposit Agreement, the Depositary may and intends to sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated escrow account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and American Depositary Shares, except for its obligations to the Company under Article (18) hereof and
Section 5.08 of the Deposit Agreement and except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement as to Receipts, the Company shall be discharged from all obligations under the Deposit Agreement as to the Receipts and the Shares, Deposited Securities and American Depositary Shares except for its obligations to the Depositary under Articles
(10) and (18) hereof, and Sections 5.08 and 5.09 of the Deposit Agreement.

        (23) Compliance with U.S. Securities Laws. Notwithstanding any
             ------------------------------------
provisions in this Receipt or the Deposit Agreement to the contrary, the Company and the Depositary have each agreed that it will not exercise any rights it has under the Deposit Agreement or this Receipt to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United

States securities laws, including, but not limited to, Section IA(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

        (24) Certain Rights of the Depositary; Limitations. Subject to the further terms and provisions of this Article (24), the Depositary and its agents, on their own behalf, may own and deal in any class of securities of the Company and any Affiliate of the Company and in ADRs. The Depositary may issue Receipts against evidence of rights be registered with the Share Registrar as the owner of Shares. Such evidence of rights shall consist of written blanket or specific guarantees of rights to be registered with the Share Registrar as the owner of Shares furnished on behalf of the holder thereof. In its capacity as Depositary, the Depositary shall not lend Shares or Receipts; provided, however, that the Depositary may issue Receipts prior to the receipt of Shares pursuant to Section 2.02 of the Deposit Agreement (a "Pre-Release Transaction") and deliver Shares upon the receipt and cancellation of Receipts which were issued in a Pre-Release Transaction but for which Shares may not have been received. The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release Transaction. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom Receipts are to be delivered (i) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or Receipts that are to be delivered in connection with such Pre-Release Transaction, (ii) agrees to indicate the Depositary as owner of such Shares or Receipts in its records and to hold such Shares or Receipts in trust for the Depositary until such Shares or Receipts are delivered to the Depositary or a Custodian, (iii) unconditionally guarantees to deliver to the Depositary or a Custodian, as applicable, such Shares or Receipts and (iv) agrees to any additional restrictions or requirements that the Depositary deems appropriate,
(b) at all times fully collateralized with cash, United States government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days' notice and
(d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Receipts and Shares involved in Pre-Release Transactions at any one time to thirty percent (30%) of the number of Receipts then issued by the Depositary and in respect of which shares are deposited with the Depositary or a Custodian, provided, however, that the Depositary may change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of Receipts and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate. The Depositary will terminate all Pre-Release Transactions and enter no new Pre-Release Transactions to the extent requested by the Company. The Depositary may retain for its own account any compensation received by it in connection with the foregoing (including, without limitation, earnings on the collateral provided pursuant to (b) above). Collateral provided pursuant to (b) above, but not the earnings thereon, shall be for the benefit of the Holders (other than the Applicant).

                    (ASSIGNMENT AND TRANSFER SIGNATURE LINES)

         FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s) and transfer(s) unto ______________________ whose taxpayer identification number is _____________________ and whose address including postal zip code is ___________________________, the within Receipt and all rights and interests represented thereby, and hereby irrevocably constitutes and appoints_______________________ attorney-in-fact to transfer said Receipt on the books of the Depositary, with full power of substitution in the premises.

Dated:                                Name:
                                             By:
                                             Title:

                                             NOTICE: The signature of the Holder
                                             to this assignment must correspond
                                             with the name as written upon the
                                             face of the within instrument in
                                             every particular, without
                                             alteration or enlargement or any
                                             change whatsoever.

                                             If the endorsement be executed by
                                             an attorney, executor,
                                             administrator, trustee or guardian,
                                             the person executing the
                                             endorsement must give evidence of
                                             authority to act in such capacity,
                                             if not on file with the Depositary,
                                             must be forwarded with this Receipt

                                             All endorsements or assignments of
                                             Receipts must be guaranteed by a
                                             member of a Medallion Signature
                                             Program approved by the Securities
                                             Transfer Association Inc.

SIGNATURE GUARANTEED

                                   EXHIBIT B

                           CHARGES OF THE DEPOSITARY


            Service                      Rate                   By Whom Paid

  (1) Issuance of Receipt upon       Up to $5.00 per 100      Party for whom
      deposit of Shares              American Depositary      deposits are made
      (including deposits            Shares (or fraction      or receiving
      pursuant to stock              thereof)                 Receipt
      dividends or any other
      deposits)

  (2) Delivery of deposited          Up to $5.00 per 100      Party surrendering
      Shares or other Deposited      American Depositary      Receipts or making
      Securities, property and       Shares (or fraction      withdrawal
      cash against surrender         thereof)
      of Receipts

      In addition, Holders will pay (1) the fees of the Depositary for making a deposit, the execution and delivery of ADRs, making a withdrawal, the surrender of ADRs, and the making of any distribution pursuant to the Deposit Agreement; (2) stamp, transfer and other applicable taxes and other governmental charges; (3) such registration fees as may from time to time be in effect for the registration of transfers of Ordinary Shares generally on the Central de Valores Mobiliarios and applicable to transfers of Ordinary Shares to the name of the Depositary or its nominee or a Custodian or its nominee or a person who makes a withdrawal, on the making of deposits or withdrawals; (4) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Ordinary Shares or Holders; (5) such expenses as are incurred by the Depositary or a Custodian in the conversion of Foreign Currency pursuant to the Deposit Agreement; and (6) such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations) in connection with the delivery of Deposited Securities.

       The Company after consultation and agreement between the Depositary and the Company as to the amount and nature of any other charges, will pay those other charges of the Depositary and those of any Registrar, if any, plus reasonable out-of-pocket expenses in accordance with written agreements entered into between the Depositary and the Company from time to time.

     (d) Opinion of Steven R. Hayes, counsel for the depositary, as to the legality of the securities to be registered

October 21, 2004


Citibank, N.A.
ADR Department
388 Greenwich Street
New York, N.Y.  10013

Re:      American Depositary Receipts evidencing American Depositary
         Shares, each representing ten (10) ordinary shares, nominal value 1.00 euro each, of EDP - Electricidade de Portugal, S.A.

Ladies and Gentlemen:

I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 100,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Deposit Agreement, dated as of June 16, 1997, as amended by Amendment No. 1 to Deposit Agreement, dated as of September 8, 2000, among Citibank, N.A., as depositary, EDP - Electricidade de Portugal, S.A., a company organized under the laws of the Republic of Portugal (the "Company"), and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder, a copy of which is being filed as Exhibit (a) to the Registration Statement (the "Deposit Agreement"). Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement) represent ten (10) ordinary shares, nominal value 1.00 euro each, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

Assuming that the Deposit Agreement has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

Very truly yours,
/s/ Steven R. Hayes

Steven R. Hayes








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                        (e) Certification under Rule 466

                          CERTIFICATION UNDER RULE 466


 The Depositary, Citibank, N.A., represents and certifies the following:

   (1) That it previously had filed a registration statement on Form F-6 (Registration No. 333-7002), which the Commission declared effective with terms of deposit identical to the terms of deposit of this registration statement.

  (2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                                 Citibank, N.A., as Depositary


                                                 By:    /s/ Steven R. Hayes
                                                    ----------------------------
                                                    Name:  Steven R. Hayes, Esq.
                                                    Title: Senior Vice President
                                                           and Associate General
                                                           Counsel